

December 3, 2013

<u>Via E-mail</u>
York A. Ragen
Chief Financial Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI 53189

   Re: Generac Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 13, 2013
     Form 10-Q for the Quarterly Period Ended September 30, 2013
     Filed November 5, 2013
     File No 001-34627

Dear Mr. Ragen:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 3. Acquisitions, page 54

1. We note your disclosure that you had third party firms complete appraisals for your purchase price allocations for Ottomotores and Magnum. We note similar disclosure in your September 30, 2013 Form 10-Q related to your acquisition of Tower Light. Please describe to us and revise future filings to clarify the nature

and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 5. Product Warranty Obligations, page 57

2.   Please explain why you include receipts of extended warranty in your warranty liability rollforward. Discuss how you considered FASB ASC 460-10-50-8(c).

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Note 7. Product Warranty Obligations, page 10

3.   Please tell us how you presented the favorable adjustment to warranty reserve in the table of changes in product warranty obligations for the three and nine months ended September 30, 2013. Please also explain how the current presentation complies with ASC 460-10-50-8(c).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

York A. Ragen
Generac Holdings Inc.
December 3, 2013
Page 3

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant